Exhibit 21.1

List of Subsidiaries of the Registrant as at the date of this Report

Name	Jurisdiction of Incorporation	Percentage of Voting Securities Owned directly or indirectly by the Registrant

Slinger Bag Americas, Inc.	Delaware	100%

Slinger Bag Ltd.	Israel	100%

Flixsense Pty Ltd	New South Wales	100%

Slinger Bag Europe B.V.	Netherlands	100%

Slinger Bag International (UK) Limited	England	100%

Slinger Bag Canada Inc.	Ontario	100%

Foundation Sports Systems LLC	Massachusetts	25%